Insider Trading & Information Barrier Standards Applies to: All employees (full-time and part-time), globally, that work for, or support, Prudential’s general account, institutional asset management, investment adviser, and broker dealer businesses (CIO, PGIM and PIMS). All contractors, interns, temporary employees, and others who have been notified by compliance are subject to this policy. Questions? For any questions, please contact your local compliance officer. These Standards complement other important Prudential policies that address ethics and conflicts, such as Prudential’s Code of Conduct – Making the Right Choices, Conflicts of Interest Policy, Global Insider Trading Policy, and Code of Ethics – Personal Securities Investing Standards.

Overview	4

Key Points	4

Who is covered under these Standards?	4

Escalation Requirements	5

Key Definitions	5

Training and Confirmations/Attestation	6

A. Training	6

B. Annual Confirmations/Attestation	7

Communications	7

A. Determinations of Materiality; Materiality Guidelines	7

B. Designation of Investment Sectors	7

C. Restricted Communications	7

D. Permitted Cross-Wall Communications	8

E. Confidentiality Agreements	8

Access Restrictions	9

A. External Meetings	9

B. Internal Meetings	9

C. Records	9

D. Office Space	9

E. Trading Rooms	9

Special Employee Classifications/Exceptions	10

A. Above the Wall	10

B. Shared Sales Personnel	10

C. Additional Limited Exceptions	10

Approvals and Breaches	11

Compliance Monitoring	12

A. Restricted Lists	12

B. Private Investment Sectors	12

Miscellaneous	13

A. New Investment Sector Senior Officers and Investment Sectors	13

B. Records	13

C. Business Continuation Events	13

Exhibit A	14

Exhibit B	15

Overview

Key Points

We are entrusted with our clients’ investment assets and as such, Prudential Financial, Inc. and its subsidiaries (collectively “Prudential,” “PFI” or the “Company”) aspire to the highest standard of business ethics. Our Code of Conduct (Making the Right Choices) and Code of Ethics—Personal Securities Investing Standards require that our businesses that routinely have access to material non-public information (“MNPI”), also known as inside information, about Issuers or securities have reasonably designed policies and procedures to preserve the confidentiality of MNPI and limit its communication to other areas of the Company.

Our Insider Trading and Information Barriers Standards (“Standards”) allow us to properly protect MNPI and to comply with laws and regulations governing insider trading. These Standards are designed to manage the conflicts of interest arising by one Investment Sector receiving MNPI which would adversely impact the investment activity of other Investment Sectors.

These Standards provide a framework to ensure we meet our obligation regarding MNPI including:

•	providing ongoing employee training;

•

maintaining information barrier controls, physical and technological segregation, between investment sectors to limit the inadvertent dissemination of MNPI (See Exhibit A for list of Investment Sectors with distinct information barriers);

•	sharing MNPI only on a need-to-know basis;

•	maintaining Restricted Lists, and prohibiting client and personal trading in securities (and related financial instruments) of Identified Issuers; and

•	establishing compliance monitoring procedures.

You may not communicate any Confidential Information or MNPI of any Identified Issuer in your Investment Sector to anyone outside of your Investment Sector, unless you have received prior written approval of a Compliance Officer. Also, you may not elicit Confidential Information or MNPI from anyone including employees of another Investment Sector.

If you obtain MNPI from any source with respect to an Issuer, you must immediately notify your Investment Sector Compliance department.

Who is covered under these Standards?

Except as otherwise noted, these Standards apply globally to all directors, officers, and employees (including applicable contractors, interns, temporary employees, and others who have been notified by compliance) of/or supporting certain Prudential asset management, investment adviser and/or broker dealer businesses, including Prudential Chief Investment Office (“CIO”), PGIM, and Prudential Investment Management Services (“PIMS”), throughout the Company regardless of geographic location (“Employees”).

For the purposes of this policy, “PGIM” refers to all PGIM affiliated investment advisers, business units and their associated functional areas.

You are required to become familiar with and to comply with these Standards and to attest at least annually your understanding of and compliance with these Standards. Violations of these Standards will be considered serious matters and may lead to disciplinary actions, up to and including termination of employment in appropriate cases, to the extent consistent with local law.

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Any questions with respect to these Standards should be referred to Compliance or the Law Department.

Escalation Requirements

Failure to comply with any of the requirements (or report potential violations) of these Standards may result in violations of securities laws and regulations. Prudential takes such violations very seriously. Any potential violation of the provisions of these Standards will be investigated by Law & Compliance. If a determination is made that a violation has occurred, we may impose appropriate sanctions, up to and including termination of employment or referral to regulatory, civil, or criminal authorities.

To report suspected violations of these Standards, you should contact Compliance. If you feel uncomfortable reporting directly to Compliance, you may also report suspected violations to our Ethics Help Line (1-800-752-70241) or Website https://prudential.ethicspoint.com. Prudential will not tolerate any discrimination, harassment, or retaliation against anyone who makes a good faith report or assists in an investigation.

You may voluntarily communicate with or provide information to government agencies regarding potential violations of the law without providing notice to, or obtaining approval, from Prudential. Nothing in these Standards is intended to, or should be interpreted, to preclude anyone from exercising these rights.

Key Definitions

Above the Wall: For purposes of these Standards, means certain investment sector senior officers, and certain support functions that meet each of the requirements set forth below and are considered to be “above” any established information barriers. Anyone with this classification is subject to all of the Investment Sectors Restricted Lists and must adhere to all access and communication restrictions.

Chief Compliance Officer (CCO), Compliance Officer: For purposes of these Standards, means either the Prudential Chief Legal and Compliance Officer, the PGIM Chief Legal and Compliance Officer, or the relevant Investment Sector Chief Compliance Officer or a designee of any of the above.

Confidential Information: Information that the company has a contractual, legal or regulatory obligation to protect or for which unauthorized use or disclosure could negatively impact Prudential’s customers or employees, business operations, reputation, or competitive advantage.

Company: Prudential Financial, Inc. and its subsidiaries, otherwise known as “Prudential.”

Identified Issuers: For purposes of these Standards, an issuer is deemed “identified” for purposes of these Standards whenever the information in question either includes the issuer’s name or other facts from which a knowledgeable investment analyst could infer its identity, and there is a potential for MNPI.

Information Barrier: Controls (physical, procedural, and/or technology) that prevent the flow of MNPI between different investment sectors. in accordance with applicable global regulatory requirements, guidance and industry best practices.

Insider: Includes both traditional insiders and temporary insiders. A traditional insider is generally any officer, director, partner, controlling shareholder, manager, or employee of a company who obtains MNPI about an issuer by virtue of their position or relationship with the company. A temporary insider is any person who receives MNPI about an issuer while performing services for them (e.g., accountants, lawyers, consultants, or underwriters)

[1]	International numbers are listed on the Ethics website and Prudential’s Code of Conduct: Making the Right Choices

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Investment Sectors: For purposes of these Standards, means each distinct business group listed in Exhibit A that has its own investment and/or trading team that has been designated or grouped separately from other investment units.

Isolated Information Barrier: For purposes of these Standards, means barriers around groups or subgroups of employees of one or more Investment Sectors with respect to potential receipt or sharing of MNPI that has been approved by Prudential’s Chief Legal & Compliance Officer or the PGIM Chief Legal and Compliance Officer.

Material Information: Information that a reasonable person, considering all the surrounding facts and circumstances, would consider important in deciding to buy, sell or hold a security. Both positive and negative information can be material. A change in facts and circumstances may change the nature of the information from non-material to material. Multiple data points of non-material information may in aggregate alter the “total mix” of available information regarding an issuer to be considered material.

Material Non-public Information (“MNPI”): Information that is not available to the general public that a reasonable person, considering all the surrounding facts and circumstances, would find important in deciding whether or when to buy, sell, or hold a security. MNPI can be obtained from a number of sources.

Non-public: Information that has not been disclosed to the general public. Information is considered public if it is widely disseminated (for example, public filings, newswire services, etc.) By contrast, information would likely not be considered widely disseminated if it is available only to a company’s employees, or if it is only available to a select group of analysts, brokers, and institutional investors.

Restricted List: A list of Identified Issuers with respect to which Investment Sectors have MNPI. Investment Sectors and their employees may have or be subject to other Restricted Lists that are outside the scope of these Standards. You are prohibited from purchasing or selling securities of Identified Issuers on your respective business unit’s Restricted List(s).

Shared Sales Personnel: Collaborate on sourcing clients, onboarding clients, and may participate in client calls, meetings, and presentations. Such personnel’s personal trading will be subject to the respective Investment Sector Restricted Lists they support. Exhibit B lists the Shared Sales Personnel and the Investment Sectors that they support.

Training and Confirmations/Attestation

A. Training

Initial Training

If you are classified as an Investment Sector employee, you must complete training on these Standards within 30 days of joining the Investment Sector.

If you are transferring from another Investment Sector you will need to consult with your respective Investment Sector Compliance Department to determine if any additional controls are needed if you are aware of any potential MNPI as a result of your prior role. (e.g., trading restrictions, isolated information barriers, etc.)

Periodic Training

Each Investment Sector employee will participate in periodic training on these Standards.

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B.	Annual Confirmations/Attestation

At least annually, you must confirm/attest that you have read, understand, and will comply with these Standards.

Communications

A.	Determinations of Materiality; Materiality Guidelines

You should consider if the non-public information is material to the Identified Issuer or another related issuer (e.g., its affiliates, competitors, target of a merger or acquisition), or security or its equivalent (e.g. derivative) if the dissemination of such information could significantly impact the price of value of a security. Generally, you should consider any information that a reasonable person would consider important in deciding to buy, sell or hold a security to be material.

If you have any questions about the materiality of particular non-public information, please contact your Investment Sector Compliance Officers or the Law Department.

B.	Designation of Investment Sectors

For purposes of these Standards, our investment business units have been designated as, or grouped, into distinct Investment Sectors, listed in Exhibit A. These Investment Sectors are presumed to have access to the same information about Identified Issuers and accordingly share the same Restricted Lists. Notwithstanding the aforementioned presumption, employees are reminded that they are only permitted to share MNPI with other employees, even of the same Investment Sector, on a need-to-know basis.

Each Investment Sector and its investment units and their employees are considered “walled off” from other Investment Sectors and are subject to access and communication restrictions about Identified Issuers as set forth in these Standards.

Investment Sectors and their employees are prohibited from trading securities of Identified Issuers on the Restricted List(s) to which they are subject, including for client, proprietary, or personal accounts.

C.	Restricted Communications

You may not communicate to employee(s) in another Investment Sector any information:

•	about an Identified Issuer whose name appears on your Investment Sector’s Restricted List(s);

•	that may indirectly disclose any Identified Issuer in which you have MNPI; or

•	any specific Confidential Information of an Identified Issuer, a client, or prospective client of the Investment Sector.

In addition, you may not communicate with employees of another Investment Sector for the purpose of:

•	eliciting MNPI or Confidential Information with respect to any Issuer;

•	determining whether they have MNPI with respect to any particular Issuers or securities; or

•	determining whether the names of particular Issuers appear on another Investment Sector’s Restricted List.

Prudential Financial, Inc.- revised 06/24/2025

These restrictions apply to all communications (oral, written, and digital) and must follow the Prudential Digital Communications and Acceptable Use Policy and Standards.

D.	Permitted Cross-Wall Communications

Adviser/Client Relationships

Business units from different Investment Sectors may establish a client and adviser relationship by entering into an investment management agreement. Communications between Investment Sectors that are limited to the client-advisory relationship are permitted and do not require Compliance preapproval (specific to the client’s portfolio(s)). These client advisory communications with affiliates should apply the same standards as third-party client advisory communications, such as avoiding selective disclosures and not disclosing MNPI.

Pre-Approved by Compliance

Prior to communicating with a member of another Investment Sector, you must receive pre-approval from Compliance to determine if the topic of discussion relates to Issuers, Confidential Information or MNPI.

Compliance Officers may approve certain communications otherwise prohibited above (Restricted Communications) as they deem appropriate. Such exceptions are subject to certain conditions imposed by Compliance, which may include:

•	monitoring of communications by Compliance Officers or the Law Department;

•	limiting the subjects to be addressed in oral communications;

•	pre-clearing written communications; and

•	requiring use of code names.

Investment Sector Compliance will maintain a log of approved cross-wall communications that involve Confidential Information or MNPI.

E.	Confidentiality Agreements

These Standards do not affect any party’s rights or obligations under confidentiality agreements or laws or regulations restricting the internal or external communication of issuer-related information by Prudential employees.

When an Investment Sector or any of its sub-divisions enters into a confidentiality agreement, governing information to be received from a third party in connection with an actual or potential investment, the employee signing the agreement is responsible for determining whether they will likely receive MNPI and notifying Compliance of the potential receipt of MNPI and notifying Investment Sector Compliance if/when they receive MNPI. Compliance will update the Investment Sector’s Restricted List(s) as necessary.

You must take precautions to ensure that Confidential Information, regardless of materiality, is not shared with individuals who do not need to know the information to perform their job role or function. In some cases, the terms of the confidentiality agreement may not permit the sharing of such information to other business units or Investment Sectors. Please consult the Law Department, as needed, in assessing the terms of any confidentiality agreement.

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Access Restrictions

A.	External Meetings

You should consult with your Investment Sector Compliance Officer before participating in external meetings that may provide access to Confidential Information about any Identified Issuer. Accessing such information can result in possible receipt of MNPI (e.g., confidential borrower information as loan syndicate members or creditors committee members).

B.	Internal Meetings

When making presentations at any internal meetings (includes all formats – in person, teleconference, or videoconferencing) where employees of another Investment Sector are in attendance you must adhere to the requirements listed above in Restricted Communications. Unless you are designated Above the Wall (See Exhibit A) or have received prior written approval from your Compliance Officer, you may not attend or participate in portions of any meetings, (including Board of Directors, Investment Committee, Capital and Financial Controls Committee, Risk Management, PGIM Investment Committee, etc.) during which employees of another Investment Sector are expected to discuss or present materials that include MNPI of an Identified Issuer.

C.	Records

Without the prior written approval of a Compliance Officer, you may not have access to any records (paper, electronic, databases, etc.) that contain MNPI for another Investment Sector (this includes board or committee memoranda, portfolio reports, Restricted Lists, trading records, non-public quality ratings assigned to issuers).

D.	Office Space

All office space occupied by Investment Sector employees must have appropriate controls to limit access to other Investment Sectors.

You are not permitted to enter the office space of another Investment Sector, unless you are classified as Above the Wall, have prior written approval of a Compliance Officer, or a Compliance-approved escort.

Compliance Officers may approve the location of non-investment personnel, who do not routinely access MNPI, on the same floor, provided there are reasonable controls. Such controls are determined by specific facts and circumstances.

E.	Trading Rooms

You may not enter a trading room space maintained by another Investment Sector without a Compliance- approved escort.

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Special Employee Classifications/Exceptions

A.	Above the Wall

Certain Investment Sector Senior Officers and support functions (See Exhibit A) may need access across investment sectors to make strategic decisions or perform their job responsibilities. Employees designated as Above the Wall are not subject to the access and communication restrictions list above in these Standards.

Above the Wall Information Barrier Requirements

To be considered “above the wall”, you must meet each of the following conditions:

•	You are not a named portfolio manager and do not make security-specific trading or investment decisions for the Company or our clients;

•	You must receive and disseminate non-public information only on a need-to-know basis;

•	You must receive prior approval from a Compliance Officer before disclosing MNPI to an Investment Sector which is not already in receipt of the information; and

•	Your personal trading is subject to the Restricted Lists of all of the Investment Sectors.

B.	Shared Sales Personnel

Investment Sectors may share sales personnel who may collaborate on sourcing clients, onboarding clients, and may participate in client calls, meetings, and presentations.

If Shared Sales Personnel obtain MNPI from an Investment Sector they support, they are required to escalate this to Compliance immediately. Compliance will determine whether additional controls will be implemented, including (but not limited to) additional client and personal trading restrictions, and/or the implementation of an Isolated Information Barrier.

Shared Sales Personnel need Compliance Officer approval to be granted any electronic or physical access to the Investment Sectors that they support, and their personal trading will be subject to any applicable Restricted List(s) for the relevant Investment Sectors.

C.	Additional Limited Exceptions

In certain circumstances, the PGIM Chief Legal and Compliance Officer, may classify certain individuals as being “above” an information barrier and therefore not subject to the access and communication restrictions set forth in these Standards. Investment unit Compliance will advise such individuals in writing of their status and of any other necessary specific restrictions.

Employees provided this limited exception are prohibited from disclosing non-public information about an Identified Issuer to any Investment Sector employee who does not already have access to the information without prior approval from a Compliance Officer.

I.	Investment Sector Sub-Division Barrier

The PGIM Chief Legal and Compliance Officer or an Investment Sector Chief Compliance Officer may designate a sub-division of the respective Investment Sector as a separate sub-division information barrier (the “Sub-division Barrier”) for the purpose of receiving and containing MNPI separate from the rest of the Investment Sector.

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The Sub-division Barrier should have sufficient managerial, physical, and technological separation from the rest of the Investment Sector and have additional controls as determined by Compliance. With reasonable controls, the receipt of MNPI by the members of the Sub-division Barrier would not restrict the Investment Sector unless the MNPI was intentionally or inadvertently shared.

Investment Sector Compliance is responsible for documenting the approval, maintaining the applicable controls and escalating and addressing any breaches of the Investment Sector Sub-Division Barrier(s).

II.	Cross Investment Sector Project Groups

In limited circumstances, the PGIM Chief Legal and Compliance Officer, or their designee, may approve certain cross-investment barrier project groups that may include individuals from different investment sectors to work together on specific business projects and would not be subject to access and communication restrictions set forth in these Standards in regard to the specific business project (e.g., forming a new fund; corporate strategic initiatives) on a temporary basis.

These employees are prohibited from disclosing non-public information about an Identified Issuer(s) to any employee that is not a member of the project group without prior approval from a Compliance Officer.

III.	Isolated Information Barriers

Prudential’s Chief Legal & Compliance Officer or the PGIM Chief Legal and Compliance Officer, may approve Isolated Information Barriers around one or a group of employees of one or more Investment Sectors with respect to potential receipt or sharing of MNPI.

Investment Sector Compliance is responsible for documenting the approval, maintaining the applicable controls and escalating and addressing any breaches of the Isolated Information Barrier.

Approvals and Breaches

A.	Approval

PGIM’s Chief Legal and Compliance Officer is authorized to approve exceptions to and modifications of these Standards. Any requests should be documented and set forth the basis and rationale and any conditions to which the approval is subject.

B.	Information Barrier Breaches

Investment Sector Compliance will document any Information Barrier Breaches.

If a breach of an information barrier results in MNPI about an Identified Issuer being passed to another Investment Sector or within an Investment Sector but outside a sub-information barrier, the incident must be escalated to each Investment Sector’s Chief Compliance Officer or their designee.

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Unless an Isolated Information Barrier is established, the Identified Issuer must be immediately added to each related Investment Sector’s Restricted List and will remain on the list until an assessment is made that the Investment Sector is no longer in receipt of MNPI.

Compliance Monitoring

A.	Restricted Lists

Each Investment Sector Compliance team maintains a list of all Identified Issuers with respect to which Investment Sector Compliance was notified that its Investment Sector has MNPI.

You may not purchase or sell, for any account, securities of any Identified Issuer (including or any derivative contracts in respect of such securities) whose name appears on any applicable Restricted List, unless applicable law permits, and the compliance department approves. Subject to applicable law, exceptions to the above may be made if the purchase or sale is from or to the Identified Issuer, its’ underwriter for or a counterparty who also has access to the same MNPI.

Trading restrictions also apply to affiliated or unaffiliated funds (e.g., CLOs) if:

•	the underlying holdings include the Identified Issuer(s) of the Investment Sector; and

•	a reasonable investor would consider such composition of Identified Issuer(s) as material in making an investment decision.

Additions

If you obtain MNPI, from any source, with respect to an issuer, you must immediately notify your compliance department. Compliance will place the issuer’s name on the appropriate Investment Sector’s Restricted List(s) unless otherwise addressed (e.g., creation of Isolated Information Barriers). Trading restrictions will apply to related issuers (e.g. parents and subsidiaries) unless it can be determined that the MNPI is not material to those related issuers.

Removals

Once Compliance reasonably concludes that no employee of an Investment Sector possesses MNPI with respect to an Identified Issuer, they may remove such Identified Issuer from the applicable Restricted List(s).

B.	Private Investment Sectors

For Investment Sectors that generally transact in private transactions with a party that has the same access to the MNPI, Compliance may limit the trading restriction to their employees’ personal trading account.

Compliance Officer approval is required when trading securities, instruments, or their equivalent with a party that does not have access to the same MNPI.

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Miscellaneous

A.	New Investment Sector Senior Officers and Investment Sectors

Exhibits A and B to these Standards may be amended with the approval of the PGIM Chief Legal and Compliance Officer.

B.	Records

PGIM Central Compliance shall maintain a central file of any written approvals, exceptions, confirmations, determinations, memoranda and communications required by this Statement of Standards.

C.	Business Continuation Events

During business continuation events, Investment Sectors are permitted to operate in the same space subject to appropriate reasonable controls given the specific circumstances.

If the arrangement is expected to be less than 30 days, an Isolated Information Barrier Exception is not necessary.

Impacted employees will be required to certify/attest that MNPI was not shared or misused.

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Exhibit A

Investment Sectors

(also known as Information Barrier Groups)

Employees/Groups Designated as “Above the Wall”

Prudential Chief Investment Officer, Prudential Global Investment Strategy Managing Director, Prudential Head of Global Hedge Management, Prudential Chief of Global Portfolio Management

PGIM Group Heads: Chief Executive Officer, Heads of Institutional Distribution, Head of Product and Marketing, Head of Multi-Asset Solutions and Quantitative Solutions, Head of Quantitative Solutions, Head of Public and Private Fixed Income, Head of Private Credit, Heads of PGIM Real Estate, Head of Global Wealth, and CEO of Jennison Associates

PGIM Functional Heads and Executive Support: Chief of Staff, Chief Legal and Compliance Officer, Heads of Each of: Strategy; People Team; Information & Technology; Administration; Finance, Risk; Communications; Operations; Marketing; and Global Services, and Chief Business Officer of PGIM Fixed Income

PGIM Functional Support Units: Law, Compliance, Finance, Risk Management, Institutional Relationship Group, Enterprise Risk Management (Investment Risk and Market Risk) and Internal Audit (IA PGIM coverage)

PGIM Investments Investment Sector	PGIM Fixed Income (FI) Investment Sector*	Jennison Associates LLC Investment Sector	PGIM Quantitative Solutions Investment Sector	PGIM Private Capital Investment Sector	Deerpath Capital Investment Sector	PGIM Real Estate Investment Sector	Montana Capital Partners Investment Sector	Chief Investment Office Investment Sector	PGIM Multi- Asset Solutions Investment Sector
PGIM Investments (all units and locations, and investment sector support functions deemed to be BU employees) PGIM Custom Harvest LLC PGIM DC Solutions Strategic Investment Group (SIRG)

PGIM Fixed Income

(all units and locations, and investment sector support functions deemed to be BU employees

PGIM Japan Co. Ltd

Sub-Division Barrier Within FI:

* Capital Markets Group - Fixed Income Employees (also known as the PGIM FI Private Credit Team)

		Jennison Associates LLC (all units and locations, and investment sector support functions deemed to be BU employees)	PGIM Quantitative Solutions (all units and locations, and investment sector support functions deemed to be BU employees)	PGIM Private Capital (all units and locations, and investment sector support functions deemed to be BU employees)	Deerpath Capital (all units and locations, and investment sector support functions deemed to be BU employees)	All PGIM Real Estate (all units and locations, including GRES and investment sector support functions deemed to be BU employees) Impact & Responsible Investing	Montana Capital Partners (all units and locations, and investment sector support functions deemed to be BU employees)	Chief Investment Office, including Global Hedge Management Prudential Select Strategies	PGIM Multi-Asset Solutions (all units and locations, and investment sector support functions deemed to be BU employees)

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Exhibit B

Shared Sales Personnel

Shared Sales Personnel	Investment Sectors Supported
PGIM Private Alternatives Sales Personnel	PGIM Real Estate PGIM Private Capital Deerpath Capital Montana Capital Partners

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